Exhibit 99.1

For Immediate Release
Trading symbol: NYSE, TSX — GLG	May 1, 2006
GLAMIS GOLD ANNOUNCES SHAREHOLDER APPROVAL
OF WESTERN SILVER TRANSACTION
Reno, Nevada, May 1, 2006 — Glamis Gold Ltd. (NYSE, TSX: GLG) announced that the Plan of Arrangement between Glamis and Western Silver has been overwhelmingly approved (approximately 99.8% of votes cast) by the Western Silver shareholders at a special meeting held today in Vancouver, Canada. Final court approval of the Arrangement will be sought on May 2, 2006. Assuming that approval is received, the transaction will be completed on May 3, 2006.
Under the terms of the Arrangement, each Western Silver common share will be exchanged for 0.688 common shares of Glamis and one common share of Western Copper Corporation, a new company focused on development of the Carmacks Copper project in Canada and early stage minerals exploration in the Americas. Upon closing of the Arrangement, Glamis will have approximately 166 million common shares outstanding.
Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to 670,000 ounces in 2006 and over 700,000 ounces in 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.
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Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com